HINDALCO

ADITYA BIRLA GROUP

09045906

Ref: AM:PVK:1308:2009

Date: 13th April, 2009

**Securities and Exchange Commission**
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

| Sub:- | Publication of Audited Account for the year ended 31st March, 2009, as per Clause 41 of the Listing Agreement. |
| --- | --- |

Pursuant to the Clause 41 of the Listing Agreement, please be informed that the Company has decided not to publish Unaudited Accounts for the Fourth (4th) Quarter.

However, please note that as per the Clause 41 (I) (d) (ii) of the Listing Agreement Company will be declaring its Audited Results within Three months i.e. before 30th June, 2009, from the close of Financial Year i.e. 31st March, 2009, therefore, we will not be publishing the Unaudited Financial Result for the Fourth Quarter period from 1st January, 2009 to 31st March, 2009.

This is for your kind information and permission.

Thanking you,

Yours faithfully,
**for Hindalco Industries Limited**

**ANIL MALIK**
**Vice President &**
**Company Secretary**